FIRST GUARANTY BANCSHARES, INC.

July 2, 2012

Securities and Exchange Commission
Division of Corporate Finance
Attn: Babette Cooper
100 F. Street, N.E.
Washington, D.C. 20549

Re:   First Guaranty Bancshares, Inc.
   Form 10-K for the fiscal year ended December 31, 2011
   File No. 000-52748

Dear Ms. Cooper:

On behalf of First Guaranty Bancshares, Inc., set forth below are responses to the staff’s comment letter dated June 12, 2012.  We have updated our response to question 3 based on discussions with staff of the SEC.

Form 10-K for the Fiscal Year Ended December 31, 2011
General

1.     We note that your company website, www.fgb.net, provides a hyperlink to the SEC website: www.sec.gov. However, companies are required to post XBRL data on their public websites by the end of the calendar day on which a periodic report was filed with the SEC or was required to be filed (whichever is earlier), and the XBRL data must  remain on the company’s website for 12 months. We are unable to locate the XBRL data on your website, and note that providing a hyperlink to the SEC’s website does not satisfy the requirements of Rule 405(g) of Regulation S-T. Please tell us when you intend to make the required postings to your website. Refer to SEC Release Nos. 33-9002; 34-59324.

Our website has been updated to provide XBRL data.

Reserved, page 21

2.     Please note that Item 4 of Form 10-K pertains to mine safety disclosures, and is no longer a “reserved” item.

Our future filings will note the reference to mine safety disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-Performing Assets, page 34

3.     We note the deterioration in the credit quality of your loan portfolio from December 31, 2009 to December 31, 2010, particularly with respect to non-farm non-residential loans. Despite the improvement in nonperforming loan balances from December 31, 2010 to December 31, 2011, your charge-offs for 2011 exceeded your beginning balance of the total allowance for loan losses. We further note that other real estate owned increased from $0.6 million to $5.7 million as of December 31, 2010 to December 31, 2011, respectively. Given the varying changes in performance and trends and with a view towards enhanced disclosure, please provide a more comprehensive and granular discussion of these details in future filings. As an example, you may discuss how the changes in your impaired loans and non-performing loans impact the changes in your allowance for loan loss balances and your charge-offs. You can also discuss in detail how you measure impairment on your impaired loans and then link this information to the changes in your allowance for loan loss balances and charge-offs.

  The Company charged-off $10.4 million in loan balances during 2011.  As discussed in the Company’s Note 7 of the 2011 10-K, management reviews the allowance for loan losses on a monthly basis.  Management evaluates several factors such as economic conditions, industry trends, borrower specific conditions, and independent appraisals to determine the level of impairment for a loan relationship.  The following section details these factors on the level of charged-off loans in 2011.  The charged-off loan balances were concentrated in seven loan relationships which totaled $7.7 million or 75% of the total charged-off amount.  The details of the charged-off loans in excess of $1.0 million are as follows:

1.       A $2.7 million charge-off was recorded for a non-owner occupied real estate loan secured by a motel that had a loan principal balance of $4.6 million at the time of the charge-off.  This credit relationship was classified as impaired at December 31, 2010 and had a specific allocated reserve of $0.6 million.  Additional analysis of this loan relationship was conducted during 2011 and subsequent charges recognized based on the analysis.  The analysis concluded that the real estate market for the motel property and the condition of the vacant property had declined during 2011.  In addition, there was guarantor support of this credit that was deemed to have declined in 2011 as compared to December 31, 2010.  As of December 31, 2011 this loan had a $2.0 million book balance.  Based on management’s analysis of the credit, there is no specific allocated reserve at December 31, 2011.

2.       A $1.4 million charge-off was taken against a loan primarily secured by accounts receivable that had a principal balance of $1.8 million at the time of the charge-off.  At December 31, 2010 this loan was performing and did not have a specific reserve allocated. The Company subsequently determined that the receivables securing the loan were fraudulent during an internal loan review of the credit relationship in 2011.  An immediate impairment was recognized and $1.4 million was charged off against the loan.  The Company applied proceeds from the liquidation of additional collateral to bring the book balance to zero as of December 31, 2011. The Company is currently pursuing recourse against the guarantor.

3.       A $1.1 million charge-off was taken on one credit relationship secured by three real estate properties with a total loan principal balance of $3.2 million at the time of the charge-off. The collateral was comprised of two one-to-four family properties and one tract of vacant land. At December 31, 2010 the relationship had a $0.5 million specific reserve allocation. During the course of 2011, the Company foreclosed upon and sold one of the one-to-four family properties and booked the other properties to other real estate owned.  Analysis of the credit relationship indicated that impairment had increased due to deteriorating market conditions and in anticipation of an extended holding period. Based on management’s analysis of the credit, there is no specific allocated reserve at December 31, 2011.

        The remaining four of seven loan in this concentration of charge-offs totaled $2.5 million in charge-offs on loan principal balances of $9.0 million as of 12/31/2010. These credits were secured by commercial real estate properties and vacant land.  As of December 31, 2010, these credits had a specific allocated reserve of $1.1 million. The Company attributes the additional charge-offs due to deteriorating market conditions, deterioration of the vacant properties, and the anticipated holding periods. As of December 31, 2011 the Company does not believe that it will incur further losses in relation to these credits.

        The remaining $2.7 million of charge-offs for 2011 were comprised of smaller loans. As of December 31, 2011 the Company had classified $51.1 million in loans as impaired compared to $56.5 million for the same period in 2010. The Company’s specific reserve allocated for loans classified as impaired is $2.5 million as of December 31, 2011 compared to $3.5 million as of December 31, 2010. The decrease in specific reserves is directly related to the charge-offs taken in 2011 on the large credits discussed based on management’s determination in 2011 that the losses were certain enough to be charged off rather than kept in the reserve. The Company does not expect the level of charge-offs in 2012 that it incurred in 2011.

        The Company’s other real estate owned increased from $0.6 million at December 31, 2010 to $5.7 million at December 31, 2011.  The increase in other real estate owned was principally due to the acquisition of Greensburg Bancshares in the third quarter of 2011 and two of the Company’s existing credit relationships that were foreclosed upon during 2011.  Total other real estate acquired from the acquisition of Greensburg Bancshares was approximately $1.7 million as of December 31, 2011.  Other real estate owned acquired via the Greensburg acquisition included $0.8 million in one to four family properties, $0.5 million in land development, and $0.5 million in commercial real estate.  The two credit relationships that the Company foreclosed upon added an additional $2.1 million to other real estate owned.  One property totaled $1.7 million and was secured by three former church buildings.  The other property was secured by vacant land and was valued at $0.4 million.  The remaining increase in other real estate owned was principally concentrated in smaller loan relationships.

The Company will include similar enhanced disclosures in future filings.

4.    On page 32, we note your appraisal policy for new loan originations and renewals. We further note your disclosure stating that appraisals “may be ordered” when a loan becomes impaired. Please tell us and revise future filings to provide expanded disclosure on your appraisal process for impaired loans. Please tell us and revise future filings to address the following:

In future filings we will provide greater detail regarding our appraisal process for impaired loans. Set forth below is information regarding our impaired and charged-off loans.

• How and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge offs;

    When a loan is determined to be impaired and the primary repayment source is determined to be the liquidation of the collateral, a valuation is obtained. The valuation is either an external third party valuation or may be an internal valuation using third party data such as a recent valuation on similar collateral. The external valuations are obtained through the bank’s appraisal department.  Once impairment has been determined, the appropriate provision or charge off is recorded in the respective reporting period.

• The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge off. In this regard, tell us if there have been any significant time lapses during this process; and

    Management evaluates loans for impairment on a quarterly basis or more frequently if circumstances warrant it.  If a loan is considered collateral dependent then it is classified as impaired and non-performing.   Existing appraisals are first reviewed to determine their suitability based on age or market conditions to determine the impairment amount.  If the existing appraisals are deemed satisfactory, impairment is recognized in the reporting period.  If it is determined that an updated external valuation is needed, it is ordered through the bank’s appraisal department. The external valuation can take between one to eight weeks depending upon the type of collateral. Once the valuation is received and reviewed; if impairment is determined it is recognized in the respective reporting period.  There have not been any significant delays in this process during the reporting periods presented.

• Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

The Company has not charged off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period reported.

We will revise future filings to reflect the responses above and will clarify the section stating that appraisals may be ordered to better explain our process.

Financial Statements and Supplementary Data

Report of Castaing, Hussey & Lolan, LLC, page 53

5.     We note that your auditors audited your internal controls over financial reporting as of December 31, 2011. However, we could not locate your audit report on your internal controls over financial reporting. We did note your disclosure on page 92 stating that you have not included the attestation report of your public accounting firm regarding your internal controls over financial reporting since the management report was not subject to attestation by your public account firm pursuant to temporary Securities and Exchange Commission rules. Please explain to us why you included the fourth paragraph in your audit report on page 53 if you are subject to the temporary rules. Please revise your filings as necessary to provide clarification.

First Guaranty Bancshares is a Smaller Reporting Company and as such is exempt from the SOX 404(b) requirement that an auditors attestation report on internal controls over financial reporting be included in Form 10-K.

First Guaranty Bank, as an insured institution with over $1 billion in assets as of the beginning of the year, was required under the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) to obtain an audit of management’s assertion regarding internal controls over financial reporting.  This engagement was performed under AT 501 as an integrated audit, and is referenced in the auditor’s report on the financial statements of the Company as required by AT 501.109.  As permitted under FDIC regulation the internal control engagement was performed at the consolidated level.

Controls and Procedures, page 92

General

6. Please note that Item 9A (T) expired on June 30, 2010. Accordingly, you must provide the information required by Item 9A of Form 10-K.

The disclosures will be revised accordingly.

Evaluation of Disclosure Controls and Procedures, page 92

7.     You reference Exchange Act Rules 13a-14(c) and 15d-14(c) for the definition of disclosure controls and procedures. However, the definition is contained in Rules 13a-15(e) and 15d-15(e). Please specifically refer to the definitions contained in Rules 13a-15(e) and 15d-15(e) when describing whether your disclosure controls and procedures are maintained in accordance with the Exchange Act. This comment also applies to your Forms 10-Q.

The disclosures will be revised accordingly.

Exhibits and Financial Statement Schedules, page 94

8.     It appears the Securities Purchase Agreement with the United States Department of the Treasury, pursuant to which you sold shares of Senior Non-Cumulative Perpetual Preferred Stock, Series C, for aggregate proceeds of $39,435,000, is material to your business. Please tell us why you did not file this agreement as an exhibit to your Form 10-K. Refer to Item 601(b)(10) of Regulation S-K.

The Securities Purchase Agreement was filed on Form 8-K dated September 23, 2011 as Exhibit 10.1.  We will make sure that future filings, where required incorporate by reference the Securities Purchase Agreement as a material contract.

Signatures, page 95

9.   In future filings, please identify the individual that is signing your Form 10-K as your principal executive officer. We note that your chief executive officer has executed the Form 10-K. However, if this individual is the principal executive officer, he should be identified as such. Refer to general Instruction D of Form 10-K.

              The signature block of the Form 10-K will be revised as requested in future filings.

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We hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                  Very truly yours,
/s/ Eric J. Dosch
Eric J. Dosch, Chief Financial Officer

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